SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of March 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated March 21, 2002

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                       FOR IMMEDIATE PUBLICATION

     CGI confirms date for release of its second quarter fiscal 2002 results


Montreal, Quebec, March 21, 2002 - CGI Group (NYSE: GIB; TSE: GIB.A) today confirmed that it will hold its second quarter conference call on April 23, 2002 at 10:00 am (EST). During the call, Serge Godin, chairman & CEO, Andre Imbeau, executive vice president & CFO, and Paule Dore, executive vice president & chief corporate officer will discuss CGI's financial results for the second quarter ended March 31, 2002. The financial results will be released before market open on the same day, April 23.

Participants may listen to the call by dialing (888) 799-1759 or through the Internet at www.cgi.ca. Supporting slides for the call will also be available at www.cgi.ca.

For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.ca.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$9.2 billion (US$5.75 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

                                      -30-


For more information:

CGI, Investor Relations
Julie Creed                                       Ronald White
Vice-president, investor relations                Director, investor relations
(312) 201-8094, x210                              (514) 841-3230

CGI, Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date:    March 21, 2002                 By /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary